Exhibit 4.4

*** TEXT OMITTED AND FILED SEPARATELY CONFIDENTIAL TREATMENT REQUESTED

ROYALTY AGREEMENT

THIS ROYALTY AGREEMENT (“Agreement”) is made and entered into as of the 24th day of September, 2012, between LIMA ENERGY COMPANY (the “Payor”), an Ohio company with an address of 312 Walnut Street, Suite 1600, Cincinnati, OH 45202, THIRD EYE CAPITAL CORPORATION, as administrative agent for the Royalty Investors (together with its successors in such capacity, and their respective successors and assigns, the “Payee”), an Ontario corporation with an address of 161 Bay Street, Suite 3930, Toronto, Ontario M5J 2S1 and the ROYALTY INVESTORS FROM TIME TO TIME PARTY HERETO (each a “Royalty Investor” and, collectively, the “Royalty Investors”).

RECITALS:

A.
Payor, Payee, as administrative agent, the Parent (as defined below) and certain noteholders have entered into a Unit Purchase Agreement (as amended, restated, supplemented or otherwise modified from time to time, the “Purchase Agreement”) dated the date hereof, whereby secured, convertible debt financing of $5,000,000 has been made available to the Payor.

B.
In connection with the Purchase Agreement, the Payor has agreed to pay, to the Payee, as administrative agent for the Royalty Investors, a royalty on certain sales of the Payor, the terms of such royalty to be governed in accordance with the terms and conditions set out in this Agreement.

NOW, THEREFORE, for and in consideration of the foregoing recitals, the mutual promises and agreements contained in herein, the execution and delivery of the Purchase Agreement and the completion of the transactions contemplated thereunder and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby expressly acknowledged, the Parties (as defined below) hereby agree as follows:

Section 1 Definitions and Interpretation

(1)	Definitions.

(a)
“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.  “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise.  “Controlling” and “Controlled” have meanings correlative thereto.

(b)
“Aggregate Royalties” means, subject to Section 7(1), the aggregate sum of Royalties paid by the Payor to the Payee, which sum, for greater certainty, shall take into account adjustments for any Year End Adjustment Amount or Discrepancy Amount, but shall exclude any interest paid pursuant to this Agreement.

(c)	“Agreement” has the meaning given to it in the preamble, and includes all exhibits and schedules attached hereto.

(d)	“Annual Royalty Report” has the meaning given to it in Section 5(2).

(e)	“Business” has the meaning given to it in the Purchase Agreement.

(f)	“Breach” has the meaning given to it in Section 4(4).

(g)	“Business Day” means any day other than a Saturday or a Sunday or a statutory or civic holiday in New York, New York, or Toronto, Ontario.

(h)
“Capital Stock” means any and all capital stock, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing.

(i)
“Coal Asset” means all of the coal resources, reserves and other mineral interests of the Payor located in Fayette Township, Vigo County, Indiana having a recoverable reserve quantity of approximately 50,000,000 net tons of coal.

(j)	“Discrepancy Amount” has the meaning given to it in Section 5(3)(b).

(k)	“Gas 1” means any and all gas production of the Business resulting from the first phase of the Project.

(l)
“Gas Sales” means the aggregate gross amount received from sales of Gas 1, where such aggregate sales of Gas 1 are calculated in a manner that is standard and customary in the industry and is on a basis consistent with past practice of the Business, and includes, for greater certainty, all such sales of the Payor and all of its Affiliates and Subsidiaries.

(m)	“Intercreditor Agreement” has the meaning specified in the Purchase Agreement.

(n)	“Liquidity Event” means the purchase of all or substantially all of the Coal Asset or the Project by a Person other than the Payee or its Affiliates.

(o)	“Parent” means USA Synthetic Fuel Corporation.

(p)	“Parties” means the Payor and the Payee, and “Party” shall mean one of them as the context may require.

(q)	“Payor” has the meaning given to it in the preamble to this Agreement.

(r)	“Payee” has the meaning given to it in the preamble to this Agreement.

(s)
“Person” means means a natural person, partnership, limited partnership, limited liability partnership, company, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture, governmental, regulatory or other entity, and pronouns have a similarly extended meaning.

(t)	“Plant” has the meaning given to it in the Purchase Agreement.

(u)
“Pre-Termination Event” means the earlier of: (i) the twenty-first anniversary of the Royalty Start Date; (ii) the occurrence of a Liquidity Event; and (iii) receipt by the Payee, for and on behalf of the Royalty Investors, of aggregate Royalties equal to or exceeding $250,000,000.

(v)
“Prime Rate” means a variable rate of interest per annum equal, on any day, to the rate of interest published on such day in the Money Rates section of The Wall Street Journal, a Dow Jones & Company publication, as the U.S. “prime rate”, or if The Wall Street Journal or such rate is not published on such day, such rate as last published in the Money Rates Section of The Wall Street Journal.  If the Money Rates section of The Wall Street Journal is no longer published or does not publish a rate designated by it as the U.S. “prime rate,” then the “Prime Rate” shall be determined by reference to such other comparable publicly available service for publishing the “prime rate” as may be selected by the Payee or, in the absence of such availability, by reference to a comparable interest rate selected by the Payee in its sole discretion.

(w)
“Project” means the three phase project of the Payor to develop, own and operate gasification and synthetic energy production facilities that convert lower value, solid hydrocarbons (such as coal and petroleum coke) into higher value, environmentally cleaner energy sources.

(x)	“Purchase Agreement” has the meaning given to it in the recitals to this Agreement.

(y)	“Royalty” has the meaning given to it in Section 2(1).

(z)	“Royalty Investors” has the meaning given to it in the recitals to this Agreement.

(aa)	“Royalty Start Date” has the meaning given to it in Section 4(1).

(bb)	“Subsidiaries” means the subsidiaries of the Payor, whether existing now or in the future.

(cc)
“subsidiary” means with respect to any Person (the “parent”) at any date: (i) any corporation, limited liability company, association or other business entity of which securities or other ownership interests representing more than 50% of the voting power of all Capital Stock entitled to vote in the election of the board of directors thereof are, as of such date, held by the parent and/or one or more subsidiaries of the parent, (ii) any partnership, (x) the sole general partner or the managing general partner of which is the parent and/or one or more subsidiaries of the parent or (y) the only general partners of which are the parent and/or one or more subsidiaries of the parent and (iii) any other Person that is otherwise Controlled by the parent and/or one or more subsidiaries of the parent.

(dd)	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

(ee)	“Year End Adjustment Amount” has the meaning given to it in Section 5(2).

(2)	Any reference in this Agreement to gender includes all genders. Words importing singular number only include plural and vice versa.

(3)	Any capitalized term that is used in this Agreement and is not otherwise defined herein shall have the meaning specified for such term in the Purchase Agreement.

Section 2	Grant, Purchase and Reservation and Transfer

(1) Subject to the terms of this Agreement, the Payor hereby grants, sells, assigns, transfers, conveys and agrees to pay to the Payee, a sales royalty equal to five percent (5%) of the annual Gas Sales (the “Royalty”) on the terms set out below.

(2) The Payee, for and on behalf of any Royalty Investor, any Royalty Investor or any subsequent holder of the Royalty (including any fraction thereof) may sell, transfer, assign, syndicate, repackage, pledge, sub-participate or hedge, in whole or in part, without any requirement to provide notice to or seek consent from the Payor, and without any other restriction or limitation whatsoever, this Agreement, the Royalty and/or any of the underlying rights, benefits, interests and entitlements under the Royalty.

Section 3	Time and Manner of Royalty Payments

(1) Following the construction, completion and commissioning of the Plant, the Royalty shall be calculated on an annual basis as of the last day of December of each calendar year during the term of this Agreement. The Royalty shall be due and payable to the Payee on the last Business Day of the calendar month of January for Gas Sales during the preceding twelve (12) calendar months. On the fifteenth (15th) day of each January that the payment is to be effected by the Payor to the Payee, the Payor shall deliver to the Payee: (i) written notice of the amount of the Royalty and the payment date, which shall not be later than the last Business Day of January; and (ii) a royalty report stating Gas Sales during the preceding twelve (12) calendar months, which report shall contain and be supported by information that is reasonably sufficient to allow the Payee to verify the Royalty payable by the Payor to the Payee, together with such other information and materials that the Payee may reasonably request to verify such Gas Sales during such applicable period.

(2) Subject to Section 3(3), the Royalty shall be paid by the Payor to the Payee for and on behalf of the Royalty Investors or as otherwise directed in writing by the Payee by wire transfer of immediately available funds in accordance with this Section 3.

(3) Notwithstanding Section 3(2), the Payor and Payee may make arrangements whereby the Payee may debit the account of the Payor in connection with any payment to be made.

(4) The Payee shall be entitled to receive interest on overdue payments at a rate equal to the Prime Rate payable from the due date.

(5) All payments hereunder shall be made by the Payor without setoff, offset, deduction or counterclaim, free and clear of all taxes, levies, imports, duties, fees and charges, and without any withholding, restriction or conditions imposed by any governmental or tax authority. If the Payor is required by applicable laws or by the interpretation or administration thereof to deduct, setoff, or withhold any amount from or in respect of any payment to Payee hereunder, then the amount so payable shall be increased so that, after making all required deductions, setoffs and withholdings, as the case may be, the Payee shall receive an amount equal to the sum which would have been received had no such deductions, setoffs or withholding been made.

(6) If the Payee is, in its sole opinion, entitled to claim a refund or able to apply for or otherwise take advantage of any tax credit, tax deduction or similar benefit by reason of any withholding or deduction made by the Payor in respect of a payment made by it under this Agreement, which payment shall have been increased pursuant to Section 3(5), then the Payee will use reasonable effort to obtain the refund, credit, deduction or benefit and upon credit or receipt of it will pay to the Payor, the amount (if any) not exceeding the increased amount paid by the Payor, as equals the net after-tax value to the Payee of that part of the refund, credit, deduction or benefit as it considers is allocable to such withholding or deduction having regard to all of its dealings giving rise to similar credits, deductions or benefits in relation to the same tax period and to the cost of obtaining the same. Nothing contained in this Section 3(6) shall interfere with the right of the Payee to arrange its tax affairs in whatever manner it deems fit and in particular, the Payee shall not be under any obligation to claim relief from its corporate profits or similar tax liability in respect of any deduction or withholding in priority to any other relief, claims, credits or deductions available to it and the Payee shall not be obligated to disclose to the Payor any information regarding its tax affairs, tax computations or otherwise.

Section 4	Royalty Term and Payment of Royalty

(1) Payments of the Royalty by the Payor under the terms of this Agreement shall be made annually, in arrears, commencing on the construction, completion and commissioning of the Plant for Gas 1 of the Project, which shall, in any event, commence no later than January 1, 2015 (the “Royalty Start Date”) and continue for a term ending on the Pre-Termination Date.

(2) Upon the occurrence of the Pre-Termination Event, the Royalty shall no longer accrue and any Royalties accruing prior to the Pre-Termination Event for which payment has not been made to the Payee, including any Royalties for a partial year, as applicable, shall become due and payable on the fifth Business Day following the Pre-Termination Event.

(3) Upon payment of the amounts referred to in Section 4(2), including any interest payable thereon, which payment is to be confirmed in writing by the Payee to the Payor, this Agreement and the Royalty due hereunder shall, subject to Section 8(2), terminate.

(4) The Payor shall construct, complete and commission the Plant for Gas 1 of the Project by the Royalty Start Date.  In the event that  (i) the Payor fails to construct, complete and commission the Plant for Gas 1 of the Project by the Royalty Start Date, (ii) the Payor fails to make any payment of the Royalty when due in accordance with the terms of this Agreement and such failure shall continue for a period of ninety (90) days thereafter, or (iii) an Event of Default shall occur under Section 9.1(h), 9.1(i), 9.1(j), or 9.1(k) of the Purchase Agreement with respect to Payor (each of the events in clauses (i), (ii) and (iii) above being a “Breach”), then upon delivery of written notice of the occurrence of any such Breach by the Payee to the Payor, the Payor shall immediately pay to the  Payee, for the benefit of the Royalty Investors, as liquidated damages (for loss of a bargain and not a penalty) an amount equal to the lesser of:  (a) an amount equal to $250,000,000, minus the amount of Aggregate Royalties theretofore received by the Payee hereunder, and (b) that amount stated in Exhibit A based on the year that the Breach occurred (the “Liquidated Damages”).  The Parties acknowledge and agree that the actual damages suffered by the Payee and the Royalty Investors as a result of a Breach would be impracticable or very difficult to compute and further acknowledge and agree that the Liquidated Damages are a reasonable estimate of the damages that the Royalty Investors would suffer as a result of a Breach and the Parties have determined a genuine pre-estimation of the actual damages that would be sustained by the Payee and the Royalty Investors in the event of a Breach, the particulars of which calculations are set out in Exhibit A attached to this Agreement.  The Liquidated Damages shall be payable by the Payor to the Payee at the Payee’s address specified in Section 9 of this Agreement or as otherwise directed in writing by the Payee by wire transfer of immediately available funds.  The Parties agree that the Liquidated Damages shall be the non-exclusive remedy of the Royalty Investors for a Breach.  Notwithstanding anything to the contrary contained in this Agreement to the contrary, in the event that the liquidated damages provision above is for any reason held to be invalid or unenforceable by a court of competent jurisdiction, then the Payee and the Royalty Investors shall retain the right to sue the Payor for actual damages caused by a Breach and to seek all other applicable remedies available at law or in equity to which any such Party is entitled.

(5) This Agreement may also be terminated by written agreement of the Parties.

Section 5	Records and Audit Rights

(1) The Payor will keep accurate records with respect to all matters contemplated in Section 2 and Section 3, and the calculations and determinations of the Royalty and Gas Sales as required hereunder.

(2) No later than the last day of March of each year, the Payor shall provide to the Payee an annual royalty report (“Annual Royalty Report”) stating: (i) Gas Sales during the preceding calendar year based on the audited results of the Payor for the preceding calendar year; and (ii) the amounts previously paid by the Payor to the Payee in respect of the Royalty for the preceding calendar year. In the event that the audited results of the Payor identify an underpayment or overpayment of the Royalty, the amount of the underpayment or overpayment (the “Year End Adjustment Amount”), as the case may be, shall, in the case of an underpayment, be paid by the Payor to the Payee at the time of delivery of the Annual Royalty Report, and, in the case of an overpayment, be credited by the Payee to the Payor against future Royalty payments.

(3) All reasonable requests for information made by the Payee to the Payor will be honoured and the Parties will reasonably cooperate with each other in ensuring that each Party has complete and accurate information with respect to the calculation of the amounts contemplated under Section 2 and Section 3. Without limiting the generality of the foregoing, the Payee shall have the following audit and inspection rights:

(a) Access. Upon the written request of the Payee, but not more than once each calendar year, the Payor shall permit an independent certified public accountant selected by the Payee and reasonably acceptable to the Payor, at the Payee’s expense, to have access during normal business hours to the records maintained by the Payor as may be reasonably necessary to verify the accuracy of calculations and payments contemplated hereunder, for the sole purpose of verifying the basis and accuracy of the calculations and Royalty payments made hereunder. The accounting firm will deliver its written report to both Parties.

(b) Discrepancies. In the event the accounting firm selected in accordance with Section 5(3)(a) identifies an error resulting in an underpayment or overpayment of the Royalty, the amount of the underpayment or overpayment (the “Discrepancy Amount”), as the case may be, shall, in the case of an underpayment, be paid by the Payor to the Payee at the time the Discrepancy Amount is identified, and, in the case of an overpayment, be credited by the Payee to the Payor against future Royalty payments. In the event of an underpayment, the Payor shall, concurrently with the payment of the Discrepancy, pay to the Payee interest on the Discrepancy Amount at a rate equal to the Prime Rate, which interest shall accrue from the original due date until paid in full.

(c) Confidentiality. The Payee shall treat all information subject to this Section 5(3) as confidential information in accordance with, and subject to the exceptions contained in, Section 13.20 of the Purchase Agreement.

Section 6	Covenants, Amendment

(1) Until the earliest to occur of termination of this Agreement in accordance with Section 4, payment if full of the Royalty, or payment in full of Liquidated Damages in the event of a Breach, the Payor covenants and agrees to:

(a)
use it best efforts to preserve intact the current business organization of the Payor and the Subsidiaries, keep available the services of the present employees of the Payor and the Subsidiaries and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors, distributors and all other Persons having business relationships with the Payor and the Subsidiaries;

(b)
cooperate with the Payee in filing a financing statement or other document, which describes the payments due under this Agreement, in the office of the county in which the Coal Asset lies and that has responsibility under local law for the recording of liens against land; and

(c)	confer with the Payee concerning operational matters,

to the extent such matters would have a material effect on the Royalties payable pursuant to this Agreement.

(2) This Agreement shall not be amended or modified, and no waiver of any provision hereof shall be effective, unless set forth in a written instrument authorized and executed by the Parties.

Section 7	Additional Payments Constituting Aggregate Royalties

(1) Subject to Section 7(2), the Payor may make payments in excess of amounts owed under this Agreement to the Payee, which payments shall be included in the calculation of Aggregate Royalties.

(2) Any payments pursuant to Section 7(1) must be made from operating cash flows of the Payor and the Subsidiaries and must not, unless the Purchase Agreement is fully repaid and terminated in accordance with its terms, be made from investing or financing cash flows of the Payor and the Subsidiaries. Concurrently with any such payment an officer of the Payor shall provide, to the Payee, a certificate in respect of the foregoing.

Section 8	Dispute Resolution

(1) Any matter in this Agreement in dispute between the Parties, including in connection with any Year End Adjustment Amount or Discrepancy Amount, that has not been resolved by the parties within 10 Business Days of the delivery of notice by either Party of such dispute shall be decided by binding arbitration in accordance with the International Rules of the American Arbitration Association for Commercial Arbitration (the International Centre for Dispute Resolution) in effect at the time the dispute arises, unless the Parties otherwise agree.  There shall be to one (1) arbitrator appointed by mutual agreement of the Parties, or in the event of failure to so agree within 10 Business Days of a written notice to arbitrate, each of the Parties shall designate an independent third party within a further 10 Business Days who together shall agree upon and appoint an arbitrator. In the event such independent third parties fail to appoint the arbitrator within such 10 Business Day period, the American Arbitration Association shall select the arbitrator. The determination of such arbitrator shall be final and binding upon the Parties.  The arbitrator shall be independent and qualified by education and training to rule upon the particular matter to be arbitrated.  The expenses of the arbitration (including the expenses of counsel and other experts) will be borne by the Parties in proportion as to which each Party prevails or is defeated in arbitration.  There shall be a stenographic record of the arbitration proceedings.

(2) The location for the arbitration with respect to each such dispute shall be Toronto, Ontario. Any decision or award of the arbitrators shall be based on the provisions of this Agreement and the substantive law shall be that of the Province of Ontario and the laws of Canada applicable therein without regard to its conflicts of laws principles, including the interpretation and enforcement of this Section 8.  Judgment upon the award rendered may be entered in any court having competent jurisdiction thereof, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be. Any award of the arbitrator shall be in writing and shall state the reasons for the award.

(3) The foregoing notwithstanding, this Agreement shall not prevent the Parties from seeking and obtaining temporary equitable remedies, including temporary restraining orders, from a court with jurisdiction over the Parties and the subject matter. Nothing in this Agreement shall be construed to prevent either Party’s use of bankruptcy or repossession, replevin, judicial foreclosure or any other prejudgment or provisional remedy relating to any collateral, security, or property interests for contractual debts now or hereafter owed by the Payor to the Payee under this Agreement or otherwise. A request to a court for interim equitable relief shall not be deemed a waiver of the obligation to arbitrate.

Section 9	Notices

(1) All payments, notices, requests, demands, and other communications hereunder shall be deemed to have been duly given if the same shall be in writing and shall be delivered personally, by facsimile transmission, by electronic mail, by overnight delivery service, or by registered or certified mail, postage prepaid, and addressed as set forth below:

(i) If to the Payor:

Lima Energy Company
c/o USA Synthetic Fuel Corporation
312 Walnut Street,
Suite 1600
Cincinnati, OH 45202
Attention:                 Mr. Harry H. Graves
Telephone:               513-762-7870
Facsimile:                  513-621-5947
Email:                         hhgraves@usafc.com

(ii) If to the Payee:

Third Eye Capital Corporation
161 Bay Street, Suite 3930
Toronto, Ontario, Canada
 M5J 2S1
Attention:                Head of Portfolio Operations
Telephone:              (416) 601-9972
Facsimile:                 (416) 981-3393
Email:                        algis@thirdeyecapital.com

Each of the Parties may change the address at which notice is to be given to it pursuant hereto by giving notice of the change to the other Party in the manner set forth in this Section 9(1). All notices shall be effective and shall be deemed delivered: (i) if by personal delivery, facsimile transmission or electronic mail, on the date of delivery if delivered during normal business hours of the recipient, and if not delivered during such normal business hours, on the next Business Day following delivery; (ii) if by national overnight delivery service, on the date of delivery; and (iii) if by mail, on the third Business Day after dispatch thereof.

Section 10	General Provisions

(1) Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

(2) All covenants, conditions and terms of this Agreement shall be of benefit to and binding upon the Parties, and their respective successors and assigns.

(3) This Agreement shall survive the payment in full of the Notes.

(4) This Agreement is subject to the terms of the Intercreditor Agreement.

(5) Nothing herein shall be construed to create, expressly or by implication, a partnership or other similar type of association between the Parties.

(6) This Agreement shall be governed by and construed under the laws of the Province of Ontario and the laws of Canada applicable therein.

(7) Time is of the essence in this Agreement.

(8) If any provision of this Agreement is wholly or partially invalid, illegal or unenforceable in any respect, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of this Agreement which shall be construed as if this Agreement had been executed without the invalid portion. It is hereby declared to be the intention of the parties that this Agreement would have been executed without reference to any portion which may, for any reason, hereafter be declared or held invalid.

(9) All references in this Agreement to “dollars” or to “$” are expressed in United States currency unless otherwise specifically indicated.

(10) All calculations hereunder shall be made in accordance with United States generally accepted accounting principles, as the same may be in effect from time to time.

(11) This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which taken together will constitute one and the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties.  Delivery of an executed counterpart of a signature page to this Agreement by telecopier or by email with a pdf or similar attachment shall be effective as delivery of an original executed counterpart of this Agreement.

(12) Each of the Parties represents and certifies that their respective undersigned representatives are duly authorized and empowered to execute and deliver this Agreement; that they each have the full corporate capacity to take the actions set forth herein; and that all necessary corporate action for the making of the agreements set forth herein has been taken and done.

(13) Except as specifically provided herein, no waivers shall be implied, whether any custom or course of dealing or any delay or failure in any Party’s exercise of its rights and remedies hereunder or otherwise. All remedies herein are cumulative, in addition to all other remedies available under any other agreement, at law, in equity or otherwise, and the exercise or partial exercise of any such right or remedy shall not preclude the exercise of any other right or remedy.

[Remainder of page intentionally left blank, signature page follows]

IN WITNESS WHEREOF the Parties have executed this Royalty Agreement as of the day and year first written above.

LIMA ENERGY COMPANY

By:	/s/ H. H. Graves
Name: H. H. Graves
Title: Chairman

THIRD EYE CAPITAL CORPORATION, as Administrative Agent for the Royalty Investors

By:	/s/ Arif N. Bhalwani
Name: Arif N. Bhalwani Title: Managing Director

By:	/s/ David G. Alexander
Name: David G. Alexander Title: Managing Director

INITIAL ROYALTY INVESTOR:

STRATIVE CAPITAL LTD.

By:	/s/ Claude Church
Name: Claude Church
Title: ____________________________

Exhibit A

Determination of Liquidated Damages
(All figures in USD $’000s)

Capitalized terms not defined in this Exhibit A shall have the meanings specified in the Royalty Agreement.  The following determination of Liquidated Damages was calculated, prepared and mutually agreed to by the Parties.

Gas 1 Aggregate Projected Sales over Term	***
Gas 1 Average Annual Projected Sales	***
Aggregate Projected Royalty over Term	***
Average Annual Projected Royalty	***

Present Value Scenarios
Cost of Equity for Gasification Companies	10%	Source: Morningstar Research, May 2012 "Duke Energy Corporation"
Expected Return on Gasification Projects	16%	Source: Deutsche Bank, May 2012 "Energy Markets Overview"

	NPV10	NPV16
Present Value of Projected Royalty	$***	$***

Year Breach Occurred	2015-2018	2019-2022	2023-2026	2027-2030	2031 and after
Liquidated Damages	$50,000	$40,000	30,000	$20,000	10,000
Percentage of Aggregate Royalty	***	***	***	***	***
Number of Years Royalty Equivalent	***	***	***	***	***

The amount of the Liquidated Damages was determined by the Parties as a fair and reasonable estimate of damages that would be suffered by the Royalty Investors in the event of a Breach under the Royalty Agreement. The Parties acknowledge and agree that Royalty Investors would not have arranged significant financing for the Payor, and would not have waived significant arrangement fees in respect thereof, unless the Royalty Agreement was entered into as an integral part of, and as a fundamental condition to the completion of, the financing under the Purchase Agreement. The Royalty Investors are relying on the terms, rights, benefits and entitlements under the Royalty Agreement in order to make promises to their own shareholders and creditors, and intend to pledge the Royalty Agreement to their respective creditors.

Agreed to and accepted as of the date first written above:

LIMA ENERGY COMPANY

By:___________________________________
      Authorized Signing Officer

THIRD EYE CAPITAL CORPORATION	INITIAL ROYALTY INVESTOR:

STRATIVE CAPITAL LTD.

By:___________________________________	By:_____________________________
Authorized Signing Officer	Authorized Signing Officer

*** Text Omitted and Filed Separately Confidential Treatment Requested